Exhibit 99.1

Vipshop Reports Unaudited Fourth Quarter and Full Year 2018 Financial Results

Conference Call to Be Held at 8:00 A.M. U.S. Eastern Time on February 21, 2019

Guangzhou, China, February 20, 2019 — Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2018.

Fourth Quarter and Full Year 2018 Highlights

•                 Total net revenue for the fourth quarter of 2018 increased by 8.1% year over year to RMB26.1 billion (US$3.8 billion) from RMB24.1 billion in the prior year period. Total net revenue for the full year of 2018 increased by 15.9% year over year to RMB84.5 billion (US$12.3 billion) from RMB72.9 billion in the prior year.

•                 GMV1 for the fourth quarter of 2018 increased by 15% year over year to RMB41.8 billion from RMB36.3 billion in the prior year period. GMV for the full year of 2018 increased by 21% year over year to RMB131.0 billion from RMB108.4 billion in the prior year.

•                 Gross profit for the fourth quarter of 2018 increased by 2.8% year over year to RMB5.4 billion (US$783.1 million) from RMB5.2 billion in the prior year period. Gross profit for the full year of 2018 increased by 4.8% year over year to RMB17.1 billion (US$2.5 billion) from RMB16.3 billion in the prior year.

•                 Net income attributable to Vipshop’s shareholders for the fourth quarter of 2018 increased by 2.3% year over year to RMB688.7 million (US$100.2 million) from RMB673.2 million in the prior year period. Net income attributable to Vipshop’s shareholders for the full year of 2018 increased by 9.2% year over year to RMB2.1 billion (US$309.6 million) from RMB1.9 billion in the prior year.

•                 Non-GAAP net income attributable to Vipshop’s shareholders2 for the fourth quarter of 2018 increased by 2.9% year over year to RMB913.6 million (US$132.9 million) from RMB888.1 million in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders for the full year of 2018 was RMB2.7 billion (US$395.5 million), as compared with RMB2.9 billion in the prior year.

1  “Gross merchandise value (GMV)” is defined as the total Renminbi value of all products and services sold in the Company’s online sales business and on the Company’s online marketplace platform during the relevant period, including through the Company’s websites and mobile apps, as well as through third-party websites and mobile apps that were fulfilled by either the Company or its third-party merchants, regardless of whether or not the goods were delivered or returned. GMV includes shipping charges paid by buyers to sellers. For prudent considerations, the Company does not consider products or services to be sold if the relevant orders were placed and canceled pre-shipment and only included orders that left the Company’s or other third-party vendors’ warehouses.

2  Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss in investments, (iii) amortization of intangible assets resulting from business acquisitions and equity method investments, (iv) tax effect of amortization of intangible assets resulting from business acquisitions, (v) loss (gain) on disposal, revaluation and value changes of investments, (vi) tax effect of investment gain, and (vii) share of result in investment of limited partnership that is accounted for as an equity method investee.

•                 The number of active customers3 for the fourth quarter of 2018 increased by 13% year over year to 32.4 million from 28.6 million in the prior year period. The number of active customers for the full year of 2018 increased by 5% year over year to 60.5 million from 57.8 million in the prior year.

•                 Total orders4 for the fourth quarter of 2018 increased by 35% year over year to 140.3 million from 104.2 million in the prior year period. Total orders for the full year of 2018 increased by 31% year over year to 437.4 million from 335.0 million in the prior year.

Mr. Eric Shen, Chairman and Chief Executive Officer of Vipshop, stated, “We are pleased to have finished the fourth quarter of 2018 with solid operational results. During this quarter, our total active customers grew by 13% year over year, which is a testament of the effectiveness of our merchandising strategy. Going forward, we will continue to strengthen our core capabilities, aiming to bring highly desirable selections of products to our valued customers on a daily basis, which will drive our long term growth and profitability.”

Mr. Donghao Yang, Chief Financial Officer of Vipshop, further commented, “In the fourth quarter of 2018, we saw a healthy sequential recovery of our bottom-line, which is mostly attributable to our focus on the highly profitable apparel category. During this quarter, we began to shift some low-margin categories from our first-party business into the marketplace platform, reducing their drag on our bottom-line while still delivering a solid GMV growth of 15% year over year. We remain focused on stabilizing our margins, aiming to drive enhanced shareholder return in the long run.”

Recent Business Highlights

•                 In the fourth quarter of 2018, Vipshop’s total active customers grew by 13% year over year. The number of new customers from Tencent and JD.com accounted for approximately 23% of Vipshop’s total new customers during the quarter.

•                 As of December 31, 2018, approximately 3.2 million customers enrolled in Vipshop’s Super VIP Paid Membership Program, representing a 38% increase quarter over quarter. The initial membership renewal rate for customers who joined the program before December 31, 2017 was over 70%.

•                 The number of total active customers who participated in the 2018 Singles’ Day Promotional Event, including those who otherwise had not purchased with the Company for a period of time, increased by 23% year over year.

•                 More than 5,500 brands participated in the 12.8 Anniversary Sale in 2018, representing a 14% year-over-year increase. New customers from the WeChat mini-program accounted for over 20% of total new customers during the promotional period, demonstrating the strength of the WeChat mini-program in new customer acquisition.

3  “Active customers” is defined as registered members who have purchased from the Company or the Company’s online marketplace platforms at least once during the relevant period.

4  “Total orders” is defined as the total number of orders placed during the relevant period, including the orders for products and services sold in the Company’s online sales business and on the Company’s online marketplace platforms, net of orders returned.

•                 In the fourth quarter of 2018, Vipshop added approximately 86,000 square meters of warehousing space. As of December 31, 2018, Vipshop has approximately 3.0 million square meters of total warehousing space, of which around 1.9 million square meters is owned by the Company.

Fourth Quarter 2018 Financial Results

REVENUE

Total net revenue for the fourth quarter of 2018 increased by 8.1% year over year to RMB26.1 billion (US$3.8 billion) from RMB24.1 billion in the prior year period, primarily driven by the growth in the number of total active customers.

GROSS PROFIT

Gross profit for the fourth quarter of 2018 increased by 2.8% year over year to RMB5.4 billion (US$783.1 million) from RMB5.2 billion in the prior year period. Gross margin for the fourth quarter of 2018 was 20.6% as compared with 21.7% in the prior year period.

OPERATING EXPENSES

Total operating expenses for the fourth quarter of 2018 were RMB4.6 billion (US$664.2 million), as compared with RMB4.4 billion in the prior year period. As a percentage of total net revenue, total operating expenses for the fourth quarter of 2018 decreased to 17.5% from 18.4% in the prior year period.

•                   Fulfillment expenses for the fourth quarter of 2018 were RMB2.1 billion (US$304.8 million), as compared with RMB2.1 billion in the prior year period. As a percentage of total net revenue, fulfillment expenses for the fourth quarter of 2018 decreased to 8.0% from 8.9% in the prior year period.

•                      Marketing expenses for the fourth quarter of 2018 were RMB1.1 billion (US$162.5 million), as compared with RMB1.0 billion in the prior year period. As a percentage of total net revenue, marketing expenses for the fourth quarter of 2018 were 4.3% as compared with 4.2% in the prior year period.

•                      Technology and content expenses for the fourth quarter of 2018 were RMB533.2 million (US$77.5 million), as compared with RMB486.1 million in the prior year period. As a percentage of total net revenue, technology and content expenses for the fourth quarter of 2018 remained stable at 2.0% year over year.

•                      General and administrative expenses for the fourth quarter of 2018 were RMB820.6 million (US$119.4 million), as compared with RMB780.2 million in the prior year period. As a percentage of total net revenue, general and administrative expenses for the fourth quarter of 2018 decreased to 3.1% from 3.2% in the prior year period.

INCOME FROM OPERATIONS

Income from operations for the fourth quarter of 2018 increased by 13.5% year over year to RMB1.0 billion (US$145.9 million) from RMB883.9 million in the prior year period. Operating margin for the fourth quarter of 2018 increased to 3.8% from 3.7% in the prior year period.

Non-GAAP income from operations5for the fourth quarter of 2018, which excludes share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, was RMB1.1 billion (US$162.6 million), as compared with RMB1.1 billion in the prior year period. Non-GAAP operating income margin6 for the fourth quarter of 2018 was 4.3% as compared with 4.6% in the prior year period.

NET INCOME

Net income attributable to Vipshop’s shareholders for the fourth quarter of 2018 increased by 2.3% year over year to RMB688.7 million (US$100.2 million) from RMB673.2 million in the prior year period. Net margin attributable to Vipshop’s shareholders for the fourth quarter of 2018 was 2.6%, as compared with 2.8% in the prior year period. Net income attributable to Vipshop’s shareholders per diluted ADS7 for the fourth quarter of 2018 was RMB1.00 (US$0.15), as compared with RMB1.07 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders for the fourth quarter of 2018, which excludes (i) share-based compensation expenses, (ii) impairment loss in investments, (iii) amortization of intangible assets resulting from business acquisitions and equity method investments, (iv) tax effect of amortization of intangible assets resulting from business acquisitions, (v) loss (gain) on disposal, revaluation and value changes of investments, and (vi) share of result in investment of limited partnership that is accounted for as an equity method investee, increased by 2.9% year over year to RMB913.6 million (US$132.9 million) from RMB888.1 million in the prior year period. Non-GAAP net margin attributable to Vipshop’s shareholders8 for the fourth quarter of 2018 was 3.5%, as compared with 3.7% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS9 for the fourth quarter of 2018 was RMB1.33 (US$0.19), as compared with RMB1.41 in the prior year period.

For the quarter ended December 31, 2018, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 700,413,485.

BALANCE SHEET AND CASH FLOW

As of December 31, 2018, the Company had cash and cash equivalents and restricted cash of RMB10.0 billion (US$1.5 billion) and short term investments of RMB2.3 billion (US$337.6 million).

5  Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions.

6  Non-GAAP operating income margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.

7  “ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.

8  Non-GAAP net margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, as a percentage of total net revenues.

9  Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders~~,~~ divided by the weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

For the quarter ended December 31, 2018, net cash from operating activities was RMB5.9 billion (US$851.7 million), and free cash flow10, a non-GAAP measurement of liquidity, was as follows:

For the three months ended

	Dec 31, 2017 RMB’000	Dec 31, 2018 RMB’000	Dec 31, 2018 US$’000
Net cash from operating activities	877,938	5,855,701	851,676
Add: Impact from Internet financing activities[11]	1,736,201	1,070,356	155,677
Less: Capital expenditures	(496,016)	(898,215)	(130,640)
Free cash flow in	2,118,123	6,027,842	876,713

Full Year 2018 Financial Results

Total net revenue for the full year of 2018 increased by 15.9% year over year to RMB84.5 billion (US$12.3 billion) from RMB72.9 billion in the prior year, primarily driven by the growth in the number of total active customers and the improvement in average revenue per customer.

Gross profit for the full year of 2018 increased by 4.8% year over year to RMB17.1 billion (US$2.5 billion) from RMB16.3 billion in the prior year. Gross margin for the full year of 2018 was 20.2% as compared with 22.3% in the prior year.

Income from operations for the full year of 2018 was RMB2.4 billion (US$352.1 million), as compared with RMB2.7 billion in the prior year. Operating margin for the full year of 2018 was 2.9% as compared with 3.7% in the prior year.

Non-GAAP income from operations for the full year of 2018, which excludes share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, was RMB3.1 billion (US$456.4 million), as compared with RMB3.7 billion in the prior year. Non-GAAP operating income margin for the full year of 2018 was 3.7 % as compared with 5.1% in the prior year.

Net income attributable to Vipshop’s shareholders for the full year of 2018 increased by 9.2% year over year to RMB2.1 billion (US$309.6 million) from RMB1.9 billion in the prior year. Net margin attributable to Vipshop’s shareholders for the full year of 2018 was 2.5%, as compared with 2.7% in the prior year. Net income attributable to Vipshop’s shareholders per diluted ADS for the full year of 2018 was RMB3.12 (US$0.45), as compared with RMB3.19 in the prior year.

Non-GAAP net income attributable to Vipshop’s shareholders for the full year of 2018, which excludes (i) share-based compensation expenses, (ii) impairment loss in investments, (iii) amortization of intangible assets resulting from business acquisitions and equity method investments, (iv) tax effect of amortization of intangible assets resulting from business acquisitions, (v) loss (gain) on disposal, revaluation and value changes of investments, (vi) tax effect of investment gain, and (vii) share of result in investment of limited partnership that is accounted for as an equity method investee, was RMB2.7 billion (US$395.5 million), as compared with RMB2.9 billion in the prior year. Non-GAAP net margin attributable to Vipshop’s shareholders for the full year of 2018 was 3.2%, as compared with 4.0% in the prior year. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS for the full year of 2018 was RMB3.96 (US$0.58), as compared with RMB4.73 in the prior year.

10  Free cash flow is a non-GAAP financial measure, which is defined as net cash from operating activities adding back the impact from Internet financing activities and less capital expenditures, which include purchase of property and equipment, purchase and deposits of land use rights, and purchase of other assets.

11  Impact from Internet financing activities represents net cash flow relating to the Company’s financial products, which are primarily consumer financing and supplier financing that the Company provides to customers and suppliers.

For the full year of 2018, the Company’s weighted average number of ADSs used in computing diluted earnings per ADS was 700,418,049.

For the full year of 2018, net cash from operating activities was RMB5.7 billion (US$835.7 million), and free cash flow, a non-GAAP measurement of liquidity, was as follows:

For the trailing twelve months ended

	Dec 31, 2017 RMB’000	Dec 31, 2018 RMB’000	Dec 31, 2018 US$’000
Net cash from operating activities	981,251	5,745,748	835,684
Add: Impact from Internet financing activities	3,300,751	393,393	57,217
Less: Capital expenditures	(2,474,450)	(3,593,960)	(522,720)
Free cash flow in	1,807,552	2,545,181	370,181

Business Outlook

Starting from the fourth quarter of 2018, GMV contribution from the apparel category with a relatively high return rate among all categories has increased, and the Company shifted certain standardized categories from its first-party business into the marketplace platform in order to improve profitability. Revenue generated from the marketplace platform is recorded as other revenue instead of product revenue. In light of this development in revenue mix, the Company began to disclose GMV to provide an additional perspective for the market to measure the scale of its business.

For the first quarter of 2019, the Company expects its total net revenue to be between RMB19.9 billion and RMB20.9 billion, representing a year-over-year growth rate of approximately 0% to 5%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi. This announcement contains currency conversions of Renminbi amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.8755 to US$1.00, the effective noon buying rate for December 31, 2018 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2018, or at any other rate.

Conference Call Information

The Company will hold a conference call on Thursday, February 21, 2019 at 8:00 am Eastern Time or 9:00 pm Beijing Time to discuss its financial results and operating performance for the fourth quarter and full year 2018.

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200-654
Hong Kong:	+852-3018-6776
Conference ID:	#4746236

The replay will be accessible through March 1, 2019 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-9003-4211
Conference ID:	#4746236

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit www.vip.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The condensed consolidated financial information is derived from the Company’s unaudited interim condensed consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that comparative consolidated statements of income and cash flows for the twelve-month period ended December 31, 2018 and detailed footnote disclosures required by Accounting Standards Codification 270, Interim Reporting (“ASC270”), have been omitted. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS, non-GAAP income from operations, non-GAAP operating income margin, non-GAAP net margin attributable to Vipshop’s shareholders, and free cash flow, each of which is a non-GAAP financial measure. Non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss in investments, (iii) amortization of intangible assets resulting from business acquisitions and equity method investments, (iv) tax effect of amortization of intangible assets resulting from business acquisitions, (v) loss (gain) on disposal, revaluation and fair value changes of investments, (vi) tax effect of investment gain, and (vii) share of result in investment of limited partnership that is accounted for as an equity method investee. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is computed using non-GAAP net income attributable to Vipshop’s shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions. Non-GAAP operating income margin is non-GAAP income from operations as a percentage of total net revenue. Non-GAAP net margin attributable to Vipshop’s shareholders is non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenue. Free cash flow is net cash from operating activities adding back the impact from Internet financing activities and less capital expenditures, which include purchase of property and equipment, purchase and deposits of land use rights, and purchase of other assets. Impact from Internet financing activities added back or deducted from free cash flow contains changes in the balances of financial products, which are primarily consumer financing and supplier financing that the Company provides to customers and suppliers. The Company believes that separate analysis and exclusion of the non-cash impact of (a) share-based compensation, (b) impairment loss in investments, (c) amortization of intangible assets, (d) loss (gain) on disposal, revaluation and fair value changes of investments, and (e) share of result in investment of limited partnership that is accounted for as an equity method investee adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of (1) non-cash share-based compensation expenses, (2) impairment loss in investments, (3) amortization of intangible assets, (4) loss (gain) on disposal, revaluation and fair value changes of investments, and (5) share of result in investment of limited partnership that is accounted for as an equity method investee. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from Internet financing activities and the financial resources needed for the expansion of fulfillment infrastructure and technology platform. Share-based compensation expenses and amortization of intangible assets have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Jessie Fan

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

Vipshop Holdings Limited

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for share and per share data)

	Three Months Ended			Twelve Months Ended
	December 31,2017	December 31,2018	December 31,2018	December 31,2017	December 31,2018	December 31,2018
	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000

Product revenues	23,487,183	25,010,940	3,637,690	71,171,653	81,510,275	11,855,178
Other revenues (1)	642,449	1,072,422	155,977	1,740,660	3,013,673	438,321
Total net revenues	24,129,632	26,083,362	3,793,667	72,912,313	84,523,948	12,293,499
Cost of revenues	(18,889,638)	(20,699,018)	(3,010,547)	(56,618,471)	(67,454,981)	(9,810,920)
Gross profit	5,239,994	5,384,344	783,120	16,293,842	17,068,967	2,482,579
Operating expenses:
Fulfillment expenses (2)	(2,145,119)	(2,095,750)	(304,814)	(6,899,654)	(7,489,393)	(1,089,287)
Marketing expenses	(1,018,500)	(1,117,081)	(162,473)	(2,978,621)	(3,240,450)	(471,304)
Technology and content expenses	(486,060)	(533,162)	(77,545)	(1,808,452)	(2,000,894)	(291,018)
General and administrative expenses (3)	(780,194)	(820,649)	(119,358)	(2,447,724)	(2,674,179)	(388,943)
Total operating expenses	(4,429,873)	(4,566,642)	(664,190)	(14,134,451)	(15,404,916)	(2,240,552)
Other operating income	73,791	185,732	27,014	531,055	757,062	110,110
Income from operations	883,912	1,003,434	145,944	2,690,446	2,421,113	352,137
(Loss) gain on disposal or revaluation of investments	0	(27,876)	(4,054)	55,615	191,842	27,902
Impairment loss of investments	(29,919)	(20,073)	(2,919)	(133,026)	(20,073)	(2,919)
Interest expense	(19,388)	(38,011)	(5,528)	(82,435)	(159,744)	(23,234)
Interest income	27,032	70,606	10,269	101,125	242,872	35,324
Foreign exchange (loss) gain	(16,590)	(1,931)	(281)	(90,872)	71,065	10,336
Income before income taxes and share of result of equity method investees	845,047	986,149	143,431	2,540,853	2,747,075	399,546
Income tax expenses (4)	(188,874)	(231,837)	(33,719)	(626,140)	(566,604)	(82,409)
Share of result of equity method investees	3,692	(60,320)	(8,773)	(22,280)	(46,999)	(6,836)
Net income	659,865	693,992	100,939	1,892,433	2,133,472	310,301
Net loss (gain) attributable to noncontrolling interests	13,335	(5,325)	(775)	57,222	(4,685)	(681)
Net income attributable to Vipshop’s shareholders	673,200	688,667	100,164	1,949,655	2,128,787	309,620

Shares used in calculating earnings per share (5):
Class A and Class B ordinary shares:
—Basic	118,372,431	132,797,122	132,797,122	117,554,229	132,266,157	132,266,157
—Diluted	126,107,741	140,082,697	140,082,697	125,715,833	140,083,610	140,083,610

Net earnings per Class A and Class B share
Net income attributable to Vipshop’s shareholders—Basic	5.69	5.19	0.75	16.59	16.09	2.34
Net income attributable to Vipshop’s shareholders—Diluted	5.37	5.02	0.73	15.94	15.61	2.27

Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	1.14	1.04	0.15	3.32	3.22	0.47
Net income attributable to Vipshop’s shareholders—Diluted	1.07	1.00	0.15	3.19	3.12	0.45

(1) Other revenues primarily consist of revenues from third-party logistics services, product promotion and online advertising, fees charged to third-party merchants which the Company provides platform access for sales of their products, interest income from microcredit and consumer financing services, and inventory and warehouse management services to certain suppliers.

(2) Fulfillment expenses include shipping and handling expenses, which amounted RMB  1.22 billion and RMB 1.29 billion  in the three month periods ended December 31,2017 and  December 31,2018, respectively.

(3) General and administrative expenses include amortization of intangible assets resulting from business acquisitions, which amounted to RMB 84 million and RMB 0.6 million in the three months period ended December 31,2017 and  December 31,2018, respectively.

(4) Income tax expenses include income tax benefits of RMB 21 million and RMB 0.2 million related to the reversal of deferred tax liabilities, which was recognized on business acquisitions for the three months period ended December 31,2017 and  December 31,2018, respectively.

(5) Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

(1) Other revenues primarily consist of revenues from third-party logistics services, product promotion and online advertising, fees charged to third-party merchants which the Company provides platform access for sales of their products, interest income from microcredit and consumer financing services, and inventory and warehouse management services to certain suppliers.

(2)  Fulfillment expenses include shipping and handling expenses, which amounted RMB 3.83 billion and RMB 4.50 billion  in the twelve month periods ended December 31,2017 and 2018, respectively.

(3)General and administrative expenses include amortization of intangible assets resulting from a business acquisition, which amounted to RMB 340 million and RMB 46 million in the twelve months period ended December 31, 2017 and December 31, 2018, respectively.

(4) Income tax expenses include income tax benefits of RMB 85 million and RMB 11 million related to the reversal of deferred tax liabilities, which was recognized on business acquisitions for the twelve months period ended December 31, 2017 and December 31, 2018, respectively.

(5) Authorized share capital are re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

	Three Months Ended			Twelve Months Ended
	December 31,2017	December 31,2018	December 31,2018	December 31,2017	December 31,2018	December 31,2018
	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Share-based compensation expenses included are as follows
Fulfillment expenses	18,239	11,720	1,705	73,235	73,151	10,639
Marketing expenses	10,264	6,888	1,002	40,364	41,063	5,972
Technology and content expenses	48,490	25,373	3,690	206,073	203,594	29,612
General and administrative expenses	57,119	70,087	10,194	347,426	353,402	51,400
Total	134,112	114,068	16,591	667,098	671,210	97,623

Vipshop Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)

	December 31,2017	December 31,2018	December 31,2018
	RMB’000	RMB’000	USD’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	9,973,891	9,540,556	1,387,616
Restricted cash	248,101	497,916	72,419
Short term investments	245,981	2,321,244	337,611
Accounts receivable, net	4,803,527	5,674,731	825,355
Amounts due from related parties	10,191	17,475	2,542
Other receivables and prepayments,net	3,674,196	3,594,736	522,833
Loan Receivables,net	0	310,873	45,215
Inventories	6,960,251	5,368,106	780,759
Total current assets	25,916,138	27,325,637	3,974,350
NON-CURRENT ASSETS
Property and equipment, net	6,660,825	8,531,483	1,240,853
Deposits for property and equipment	307,859	176,556	25,679
Land use rights, net	3,077,770	3,885,578	565,134
Intangible assets, net	400,994	353,108	51,358
Investment in equity method investees	66,334	667,427	97,073
Other investments	533,922	1,470,551	213,882
Other long-term assets	366,760	396,447	57,661
Goodwill	367,106	367,106	53,393
Deferred tax assets	285,112	388,770	56,544
Total non-current assets	12,066,682	16,237,026	2,361,577
TOTAL ASSETS	37,982,820	43,562,663	6,335,927

LIABILTIES AND EQUITY
CURRENT LIABILITIES
Short term loans	907,310	1,343,160	195,355
Accounts payable	11,445,109	11,630,172	1,691,538
Advance from customers	2,339,914	1,473,134	214,258
Accrued expenses and other current liabilities	3,537,151	5,512,605	801,775
Amounts due to related parties	65,022	323,108	46,994
Deferred income	203,179	367,512	53,452
Securitization debt	760,000	969,000	140,935
Convertible senior notes	0	4,327,268	629,375
Total current liabilities	19,257,685	25,945,959	3,773,682
NON-CURRENT LIABILITIES
Deferred tax liability	17,007	4,960	721
Deferred income-non current	362,649	400,951	58,316
Convertible senior notes	4,094,903	0	0
Total non-current liabilities	4,474,559	405,911	59,037
TOTAL LIABILITIES	23,732,244	26,351,870	3,832,719

EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 114,716,587 and 116,395,883 shares issued and outstanding as of December 31, 2017 and December 31, 2018, respectively)	74	75	11
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 16,510,358 shares issued and outstanding as of December 31, 2017 and December 31, 2018, respectively)	11	11	2
Additional paid-in capital	8,715,995	9,385,216	1,365,023
Retained earnings	5,602,681	7,907,396	1,150,083
Accumulated other comprehensive loss	(24,242)	(30,883)	(4,490)
Noncontrolling interests	(43,943)	(51,022)	(7,421)
Total shareholders’ equity	14,250,576	17,210,793	2,503,208
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	37,982,820	43,562,663	6,335,927

Vipshop Holdings Limited

 Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended			Twelve Months Ended
	December 31,2017	December 31,2018	December 31,2018	December 31,2017	December 31,2018	December 31,2018
	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Income from operations	883,912	1,003,434	145,944	2,690,446	2,421,113	352,137
Share-based compensation expenses	134,112	114,068	16,591	667,098	671,210	97,623
Amortization of intangible assets resulting from business acquisitions	84,161	607	88	339,669	45,876	6,672
Non-GAAP income from operations	1,102,185	1,118,109	162,623	3,697,213	3,138,199	456,432

Net income	659,865	693,992	100,939	1,892,433	2,133,472	310,301
Share-based compensation expenses	134,112	114,068	16,591	667,098	671,210	97,623
Impairment loss in investments	29,919	20,073	2,919	133,026	20,073	2,919
Loss (gain) on disposal, revaluation and value changes of investments	0	27,876	4,054	(55,615)	(191,842)	(27,902)
Share of result in investment of limited partnership that is accounted for as an equity method investee	0	62,482	9,088	0	52,797	7,679
Tax effect of investment gain	0	0	0	0	9,967	1,450
Amortization of intangible assets resulting from business acquisitions and equity method investments	84,161	613	89	360,066	45,881	6,673
Tax effect of amortization of intangible assets resulting from business acquisitions	(21,040)	(152)	(22)	(84,917)	(11,469)	(1,668)
Non-GAAP net income	887,017	918,952	133,658	2,912,091	2,730,089	397,075

Net income attributable to Vipshop’s shareholders	673,200	688,667	100,164	1,949,655	2,128,787	309,620
Share-based compensation expenses	134,112	114,068	16,591	667,098	671,210	97,623
Impairment loss in investments	29,919	20,073	2,919	133,026	20,073	2,919
Loss (gain) on disposal, revaluation and value changes of investments	0	27,876	4,054	(55,615)	(191,842)	(27,902)
Share of result in investment of limited partnership that is accounted for as an equity method investee	0	62,482	9,088	0	52,797	7,679
Tax effect of investment gain	0	0	0	0	9,967	1,450
Amortization of intangible assets resulting from business acquisitions and equity method investments	67,857	603	88	294,261	37,371	5,435
Tax effect of amortization of intangible assets resulting from business acquisitions	(16,965)	(149)	(22)	(68,468)	(9,341)	(1,359)
Non-GAAP net income attributable to Vipshop’s shareholders	888,123	913,620	132,882	2,919,957	2,719,022	395,465

Shares used in calculating earnings per share:
Basic ordinary shares:
Class A and Class B ordinary shares:
—Basic	118,372,431	132,797,122	132,797,122	117,554,229	132,266,157	132,266,157
—Diluted	126,107,741	140,082,697	140,082,697	125,715,833	140,083,610	140,083,610

Non-GAAP net income per Class A and Class B share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	7.50	6.88	1.00	24.84	20.56	2.99
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	7.07	6.63	0.96	23.66	19.82	2.88

Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	1.50	1.38	0.20	4.97	4.11	0.60
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	1.41	1.33	0.19	4.73	3.96	0.58